UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Financial Statements

This report contains Paysafe Limited’s (“the Company”) Unaudited Condensed Consolidated Financial Statements as of March 31, 2025, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period presented therein.

Incorporation by Reference

This Report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-270582) and Form F-3 (File No. 333-263910) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit	Description

101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Paysa
PAYSAFE LIMITED

By:	/s/ John Crawford
Name:	John Crawford
Title:	Chief Financial Officer

Date: May 13, 2025

TABLE OF CONTENTS

1.	Condensed Consolidated Interim Financial Statements (Unaudited) – March 31, 2025	F-1

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	For the three months ended March 31,
	2025	2024
Revenue	$401,000	$417,738
Cost of services (excluding depreciation and amortization)	174,181	170,373
Selling, general and administrative	139,790	144,808
Depreciation and amortization	68,269	68,310
Impairment expense on goodwill and other assets	1,282	653
Restructuring and other costs	7,785	452
(Gain) / loss on disposal of subsidiaries and other assets, net	(626)	177
Operating income	10,319	32,965
Other income, net	823	12,355
Interest expense, net	(33,673)	(34,965)
(Loss) / income before taxes	(22,531)	10,355
Income tax (benefit) / expense	(3,059)	7,299
Net (loss) / income	$(19,472)	$3,056

Net (loss) / income per share – basic	$(0.33)	$0.05
Net (loss) / income per share – diluted	$(0.33)	$0.05

Net (loss) / income	$(19,472)	$3,056
Other comprehensive income, net of tax of $0:
Gain / (loss) on foreign currency translation	4,076	(7,612)
Total comprehensive loss	$(15,396)	$(4,556)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$234,339	$216,683
Customer accounts and other restricted cash	954,896	1,081,896
Accounts receivable, net of allowance for credit losses of $4,435 and $7,994, respectively	155,357	158,197
Settlement receivables, net of allowance for credit losses of $4,820 and $4,082, respectively	145,182	138,565
Prepaid expenses and other current assets	89,798	81,298
Derivative financial assets	3,413	—
Contingent consideration receivable – current	826	—
Total current assets	1,583,811	1,676,639
Deferred tax assets	91,304	91,304
Property, plant and equipment, net	26,013	24,297
Operating lease right-of-use assets	39,604	40,620
Derivative financial assets	150	5,502
Intangible assets, net	950,350	981,315
Goodwill	2,007,076	1,976,851
Contingent consideration receivable – non-current	3,312	—
Other assets – non-current	11,812	12,806
Total assets	$4,713,432	$4,809,334

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$193,164	$176,940
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,139,759	1,235,104
Operating lease liabilities – current	8,060	7,653
Income taxes payable	3,269	5,495
Warrant liabilities	835	—
Contingent consideration payable – current	1,856	8,070
Liability for share-based compensation – current	2,638	2,126
Total current liabilities	1,359,771	1,445,578
Non-current debt	2,374,425	2,353,358
Operating lease liabilities – non-current	34,833	35,573
Deferred tax liabilities	80,238	91,570
Warrant liabilities	—	1,401
Derivative financial liabilities – non-current	224	—
Liability for share-based compensation – non-current	2,031	2,268
Contingent consideration payable – non-current	25	325
Total non-current liabilities	2,491,776	2,484,495
Total liabilities	3,851,547	3,930,073
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.012 par value; 1,600,000,000 shares authorized; 62,547,431 shares issued and 59,333,362 outstanding as of March 31, 2025 and 62,511,104 shares issued and 59,888,304 outstanding as of December 31, 2024	751	750
Additional paid in capital	3,206,791	3,199,119
Accumulated deficit	(2,257,006)	(2,237,534)
Treasury shares - at cost; 3,214,069 shares as of March 31, 2025 and 2,622,800 shares as of December 31, 2024	(52,239)	(42,586)
Accumulated other comprehensive loss	(36,412)	(40,488)
Total shareholders' equity	861,885	879,261
Total liabilities and shareholders' equity	$4,713,432	$4,809,334

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated deficit	Treasury shares	Accumulated other comprehensive loss	Total Shareholders' equity
January 1, 2025	$750	$3,199,119	$(2,237,534)	$(42,586)	$(40,488)	$879,261
Net loss	-	-	(19,472)	-	-	(19,472)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	4,076	4,076
Restricted stock units issued (Note 11)	1	(1)	-	-	-	-
Share-based compensation	-	7,624	-	-	-	7,624
Common shares repurchased (Note 12)	-	-	-	(9,998)	-	(9,998)
Common shares reissued (Note 12)		49		345		394
March 31, 2025	$751	$3,206,791	$(2,257,006)	$(52,239)	$(36,412)	$861,885

	Common shares	Additional paid in capital	Accumulated deficit	Treasury shares	Accumulated other comprehensive loss	Total Shareholders' equity
January 1, 2024	$741	$3,166,012	$(2,259,694)	$—	$(23,746)	$883,313
Net income	-	-	3,056	-	-	3,056
Loss on foreign currency translation, net of tax of $0	-	-	-	-	(7,612)	(7,612)
Restricted stock units issued (Note 11)	1	(1)	-	-	-	-
Share-based compensation	-	9,149	-	-	-	9,149
Common shares repurchased (Note 12)				(14,000)		(14,000)
March 31, 2024	$742	$3,175,160	$(2,256,638)	$(14,000)	$(31,358)	$873,906

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Three months ended March 31,
	2025	2024
Cash flows from operating activities
Net (loss) / income	$(19,472)	$3,056
Adjustments for non-cash items:
Depreciation and amortization	68,665	68,581
Unrealized foreign exchange gain	(5,169)	(2,519)
Deferred tax benefit	(12,129)	(1,767)
Interest expense, net	7,767	3,634
Share-based compensation	8,141	9,359
Other income, net	(809)	(7,162)
Impairment expense on goodwill and other assets	1,282	653
Allowance for credit losses and other	7,571	11,739
(Gain) / loss on disposal of subsidiary and other assets, net	(626)	177
Non-cash lease expense	2,336	2,232
Movements in working capital:
Accounts receivable, net	(4,232)	(24,222)
Prepaid expenses and other current assets	(9,186)	(1,788)
Accounts payable and other liabilities	5,809	(3,792)
Income tax receivable	2,531	654
Net cash flows provided by operating activities	52,479	58,835
Cash flows in investing activities
Purchase of property, plant & equipment	(4,329)	(3,719)
Other intangible asset expenditures	(22,892)	(20,706)
Disposal of subsidiary	1,948	—
Cash inflow from merchant reserves	—	6,510
Receipts under derivative financial instruments	1,312	2,531
Other investing activities	68	1,559
Net cash flows used in investing activities	(23,893)	(13,825)
Cash flows from financing activities
Repurchases of shares withheld for taxes	(560)	(257)
Proceeds from employee share purchase plan	540	—
Purchase of treasury shares	(9,998)	(12,000)
Settlement funds - merchants and customers, net	(134,041)	(108,302)
Repurchases of borrowings	—	(30,545)
Proceeds from loans and borrowings	—	50,242
Repayments of loans and borrowings	(22,839)	(33,759)
Proceeds under line of credit	197,000	225,000
Repayments under line of credit	(201,000)	(225,000)
Contingent consideration paid	(6,476)	(7,755)
Other financing activities	300	—
Net cash flows used in financing activities	(177,074)	(142,376)
Effect of foreign exchange rate changes	39,144	(25,951)
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(109,344)	$(123,317)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,298,579	1,498,269
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,189,235	$1,374,952

	Three months ended March 31,
	2025	2024
Supplemental cash flow disclosures:
Cash paid for interest	$25,906	$31,331
Cash paid for income taxes, net	$6,539	$8,412

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Three months ended March 31,
	2025	2024
Cash and cash equivalents	$234,339	$202,134
Customer accounts and other restricted cash	954,896	1,172,818
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,189,235	$1,374,952

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(U.S. dollars in thousands, except per share data)

1. Basis of presentation and summary of significant accounting policies

Description of the Business

In these unaudited condensed consolidated financial statements and related notes, Paysafe Limited, and its consolidated subsidiaries are referred to collectively as “Paysafe,” “we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

Paysafe Limited was incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of effectuating the merger (the “Transaction”) with Foley Trasimene Acquisition Corp. II (“FTAC”), a special purpose acquisition company that completed its Initial Public Offering (“IPO”) in August 2020, and Pi Jersey 1.5 Limited (“Legacy Paysafe”).

In connection with the Transaction, which was consummated on March 31, 2021, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively. Subsequent to the Transaction, Pi Jersey Topco Limited (“Topco”), funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”) continue to retain ownership in the Company.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three months ended March 31, 2025 and the comparative financial information for the three months ended March 31, 2024 and for the year ended December 31, 2024 include the accounts of the Company, and its subsidiaries, based upon information of Paysafe Limited.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024 on Form 20-F filed on March 4, 2025.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Operating results for the three months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025 or any other interim period.

On February 28, 2025, the Company finalized a definitive agreement to sell substantially all of the assets related to its direct marketing payment processing business line, previously part of the Merchant Solutions segment (See Note 10). The income associated with this business prior to disposal is included in income from continuing operations as the sale of the business did not qualify as discontinued operations.

Disaggregation of Revenue

The Company provides payment solutions through two primary lines of business: Merchant Solutions and Digital Wallets. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Due to the concentration of economic factors, products and services in each of the business lines, the Company has presented disaggregated revenue at the segment level (See Note 16).

We do not have any material contract balances associated with our contracts with customers as of March 31, 2025 and December 31, 2024. The Company has elected to exclude disclosing any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. The Company’s most significant performance obligations consist of variable consideration under a stand-ready series of distinct days of service, which typically represent all or almost all of the total transaction price for the related contract. The variable consideration that will be allocated to future days of service is not required to be disclosed as these days of services are wholly unsatisfied at the Company’s reporting date. The aggregate fixed consideration portion of customer contracts with an initial contract duration greater than one year is not material.

Significant accounting policies

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other – Crypto assets. This update provides guidance on the accounting for and disclosure of crypto assets by requiring that crypto assets that meet criteria defined by the ASU to 1) be measured at fair value separately from other intangible assets in the statement of financial position, 2) to present remeasurement separately from other changes in other intangible assets in the statement of comprehensive income, and 3) to enhance disclosure requirements related to the crypto assets, including providing roll-forward information of crypto asset holdings. This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2023-08 on January 1, 2025 which did not have a material impact on the Company’s consolidated financial statements.

There have been no material changes in our significant accounting policies during the three months ended March 31, 2025, except as noted above. A detailed discussion of our significant accounting policies is included within the audited consolidated financial statements for the year ended December 31, 2024 on Form 20-F filed on March 4, 2025.

Accounting Pronouncements not yet Adopted

Income Taxes

In December 2023, the FASB issued ASU 2023-09, which amends Income taxes (Topic 270). This update enhances annual income tax disclosure requirements, primarily by requiring public business entities to provide disclosures regarding the statutory tax rate and effective tax rate in tabular format with specific categories identified, and to provide additional disclosures for reconciling items that meet quantitative thresholds. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company expects to adopt this guidance in our December 31, 2025 annual financial statements and this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which is intended to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. This update requires public business entities to expand disclosures about specific expense categories in the notes to the financial statements, including inventory, employee compensation, depreciation, and intangible asset amortization, among others. This update is effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of the adoption of this update on the consolidated financial statements.

2. Net (loss) / income per share

The following table sets forth the computation of the Company’s basic and diluted net (loss) / income per share attributable to the Company.

The Company uses the treasury stock method of calculating diluted net (loss) / income per share. For the three months ended March 31, 2025 we excluded all potentially dilutive restricted stock units, stock options and warrants in calculating diluted net loss per share as the effect was antidilutive (See Note 11 and 13). For the three months ended March 31, 2024 we excluded all potentially dilutive stock options and warrants in calculating diluted net income per share as the effect was antidilutive.

	For the three months ended March 31,
	2025	2024
Numerator
Net (loss) / income - basic	$(19,472)	$3,056
Net (loss) / income - diluted	$(19,472)	$3,056

Denominator
Weighted average shares – basic	59,834,256	61,629,490
Weighted average shares – diluted (1)	59,834,256	61,958,211

Net (loss) / income per share
Basic	$(0.33)	$0.05
Diluted	$(0.33)	$0.05

(1)
The denominator used in the calculation of diluted net income per share for the three months ended March 31 2024, includes an additional 328,721 shares representing the dilutive effect of restricted stock units.

3. Taxation

For the three months ended March 31, 2025, we have utilized the discrete effective tax method as allowed under ASC 740, Income Taxes, to calculate the interim tax provision. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. For the three months ended March 31, 2024, we accounted for income taxes by applying an estimated annual effective tax rate to year to date pre-tax book income, with the effects of any discrete income tax items recognized in the period in which it occurred. We believe that the use of the discrete method is more appropriate than the annual effective tax rate method as small changes in estimated pre-tax book income or loss would result in significant changes in the estimated annual effective tax rate.

Our effective tax rate for the three months ended March 31, 2025 and 2024 was 13.6% and 70.5%, respectively. The difference between our effective tax rate and the U.K. statutory rate of 25% for the three months ended March 31, 2025 and 2024 was primarily the result of changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carryforwards.

4. Goodwill

Changes in the carrying amount of goodwill are as follows:

	Merchant Solutions(1)	Digital Wallets (2)	Total
Balance as of December 31, 2024	$637,446	$1,339,405	$1,976,851
Foreign exchange	—	32,627	32,627
Reduction during the period (3)	(2,402)	—	(2,402)
Balance as of March 31, 2025	$635,044	$1,372,032	$2,007,076

	Merchant Solutions(1)	Digital Wallets (2)	Total
Balance as of December 31, 2023	$637,446	$1,385,956	$2,023,402
Foreign exchange	-	(16,601)	(16,601)
Balance as of March 31, 2024	$637,446	$1,369,355	$2,006,801

(1)
Accumulated impairment loss was $1,159,145 as of March 31, 2025 and December 31, 2024 within the Merchant Solutions segment.
(2)
Accumulated impairment loss was $723,042 as of March 31, 2025 and December 31, 2024 within the Digital Wallets segment.
(3)
Reductions to goodwill within the Merchant Solutions segment relate to the sale of the direct marketing payment processing business line (See Note 10). Goodwill was allocated using a fair value allocation methodology which considered an income and market approach (a Level 3 measurement) as well as the fair value consideration of the disposed business (a Level 2 measurement).

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. No such events and circumstances were identified as of March 31, 2025. However, failure to achieve projected future cash flows or sustained declines in the stock price may cause a future impairment of goodwill at the reporting unit level.

5. Intangible assets

The Company’s intangible assets consisted of the following:

	March 31, 2025	December 31, 2024
Brands	$166,746	$162,575
Software development costs	973,658	935,888
Customer relationships	1,542,205	1,524,623
Computer software	41,109	39,220
Gross carrying value	$2,723,718	$2,662,306

Brands	120,345	113,474
Software development costs	705,223	664,536
Customer relationships	915,174	873,840
Computer software	32,626	29,141
Accumulated amortization	$1,773,368	$1,680,991
Intangible assets, net	$950,350	$981,315

Amortization expense on intangible assets for the three months ended March 31, 2025 and 2024, was $66,256 and $66,379, respectively. The increase in gross intangible assets during the three months ended March 31, 2025, relates to capitalized development costs.

The Company performs an impairment analysis on intangible assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. No such events and circumstances were identified as of March 31, 2025. For the three months ended March 31, 2025 and 2024, impairment expenses of $644 and $653, respectively, were recognized related to software development costs which had no future economic benefit.

6. Allowance for credit losses

The Company has exposure to credit losses for financial assets, including settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the three months ended March 31, 2025:

	Accounts receivable, net	Settlement receivables, net (2)	Financial guarantee contracts and other	Total allowance for current expected credit losses
Balance as of December 31, 2024	$7,994	$4,082	$11,122	$23,198
Credit loss expense	7,493	1,372	(2,450)	6,415
Recoveries	579	980	-	1,559
Write-Offs	(11,665)	(1,690)	(43)	(13,398)
Other (1)	34	76	93	203
Balance as of March 31, 2025	$4,435	$4,820	$8,722	$17,977

(1)
Other mainly relates to the impact of foreign exchange.
(2)
For the three months ended March 31, 2025 and 2024, recoveries / (losses) from freestanding credit enhancements related to Settlement receivables, net were $403 and ($289), respectively, which are recorded separately from expected credit losses in "Selling, general and administrative" in the unaudited condensed consolidated statement of comprehensive loss.

Credit loss expense for the three months ended March 31, 2025 and 2024 was $6,415 and $8,759, respectively. The decrease in credit loss expense was partially due to decreased volume of transactions in the Merchant Solutions segment following the disposal of the direct marketing payment processing business line (Note 10), as well as a decrease in aged accounts. Write-offs were $13,398 and $11,189 for the three months ended March 31, 2025 and 2024, respectively. The increase was driven by the write off of irrecoverable amounts receivable in the Merchant Solutions segment.

7. Debt

The Company's current facilities include the following:

(i) $305,000 senior secured revolving credit facility (the “Revolving Credit Facility”);

(ii) $1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility);

(iii) €710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility); and

(iv) $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).

The Company has made drawdowns and repayments on the Revolving Credit Facility throughout the quarter. As of March 31, 2025 and December 31, 2024, $91,638 and $90,713, respectively, was drawn down on the Revolving Credit Facility.

Line of Credit

The Company has a Line of Credit of $75,000 which is restricted for use in funding settlements in the Merchant Solutions business and is secured against known transactions. During the year ended December 31, 2024, the Company signed an amendment to extend the maturity of the Line of Credit from June 2025 to July 2027. As of March 31, 2025 and December 31, 2024, the Company had outstanding balances of $61,000 and $65,000, respectively.

The key terms of these facilities are as follows:

Facility	Currency	Interest Rate (1)	Effective Interest Rate (2)	Facility Maturity Date	Principal Outstanding as of March 31, 2025 (Local Currency)	Principal Outstanding at March 31, 2025 (USD)
Term Loan Facility (USD) (3)	USD	USD SOFR (6) + 0.11%(4) + 2.75% (0.5% floor)	7.9%	Jun-28	$831,326	$831,326
Term Loan Facility (EUR) (5)	EUR	EURIBOR + 3.00% (0% floor)	5.8%	Jun-28	586,281	634,297
Secured Loan Notes (EUR)	EUR	3.00%	3.2%	Jun-29	421,362	455,871
Secured Loan Notes (USD)	USD	4.00%	4.2%	Jun-29	337,206	337,206
Revolving Credit Facility (USD)	USD	BASE + 0.10%(4) + 2.25% (0% floor)	6.7%	Dec-27	70,000	70,000
Revolving Credit Facility (EUR)	EUR	BASE + 2.25% (0% floor)	4.8%	Dec-27	20,000	21,638
Line of Credit	USD	Term SOFR (6) + 2.70%	7.1%	Jul-27	61,000	61,000
Total Principal Outstanding						$2,411,338

(1)
For facilities which utilize the EURIBOR and SOFR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The effective interest rate is as of March 31, 2025.
(3)
Represents Term Loan Facility (USD) and USD Incremental Term Loan as defined under the current facilities.
(4)
Represents a credit spread adjustment to reflect the historical difference between LIBOR and SOFR.
(5)
Represent Term Loan Facility (EUR) and EUR Incremental Term Loan as defined under the current facilities.
(6)
The Term Secured Overnight Financing Rate ("Term SOFR") is the forward-looking term rate based on the SOFR. The Term SOFR is administered by the CME Group Benchmark Association Limited.

	March 31, 2025	December 31, 2024
Principal Outstanding	$2,411,338	$2,390,689
Unamortized debt issuance cost	(26,723)	(27,141)
Total	2,384,615	2,363,548
Short-term debt	10,190	10,190
Non-current debt	$2,374,425	$2,353,358

For the three months ended March 31, 2025 and 2024, interest expense, including amortization of deferred debt issuance cost, was $33,673 and $34,965, respectively.

Maturity requirements on debt as of March 31, 2025 by year are as follows:

Remainder 2025	$7,642
2026	10,190
2027	162,828
2028	1,437,601
2029	793,077
Total	$2,411,338

During the three months ended March 31, 2025 and 2024, the Company made principal payments of $2,547 under its Term Loan Facility. During the three months ended March 31, 2025 the Company also made voluntary prepayments of $20,292 under its Term Loan Facility. In addition, during the three months ended March 31, 2025 and 2024, the Company repurchased $0 and $31,121, respectively, under the Term Loan Facility. This resulted in a gain on repurchase of $0 and $576 for the three months ended March 31, 2025 and 2024, respectively, recognized within "Other income, net" within the unaudited condensed consolidated statements of comprehensive loss.

Compliance with Covenants

The Company’s facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the debt agreement. The financial covenants under the facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months ("LTM") EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its covenants as of the date of issuance of these unaudited condensed consolidated financial statements.

Letters of Credit

As of March 31, 2025 and December 31, 2024, the Company had issued approximately $145,733 and $142,666, letters of credit, respectively, for use in the ordinary course of business.

8. Derivative Instruments

The Company’s derivative instruments consist of interest rate swap agreements ("interest rate contracts"). The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. During the three months ended March 31, 2025 and March 31, 2024, the Company entered into forward starting interest rate swaps. The interest rate contracts are measured at fair value using a discounted cash flow methodology and not designated as a hedge for accounting purposes; as such, any fair value changes are recorded in “Other income, net” in the unaudited condensed consolidated statement of comprehensive loss in the respective period of the change.

The following table summarized the notional amount at inception and fair value of these instruments recognized as "Derivative financial assets and liabilities" in the unaudited condensed consolidated statements of financial position:

Derivative financial instrument	Fixed rate	Notional amount	Index	Effective date	Maturity Date	Fair value of asset / (liability) as at March 31, 2025	Fair value of asset as at December 31, 2024
Interest rate swap	2.1%	$205,868	USD-1 month SOFR	March 31, 2022	March 31, 2026	$3,413	$4,766
Forward starting interest rate swap	3.3%	$110,047	USD-1 month SOFR	March 31, 2026	December 31, 2027	$150	$736
Forward starting interest rate swap	3.6%	$101,000	USD-1 month SOFR	March 31, 2026	March 31, 2028	$(224)	$-

The Company recognized a (loss) / gain for the three months ended March 31, 2025 and 2024 of ($851) and $3,201, respectively, of which ($2,163) and $670, respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by monthly cash receipts on the interest rate contracts for the three months ended March 31, 2025 and 2024 of $1,312 and $2,531, respectively.

For further information regarding the fair value of the derivative instruments see discussion in Note 13 and 15.

9. Contingent consideration payable

Contingent consideration payable is comprised of the following balances:

Balance as of December 31, 2024	$8,395
Payments made during the period	(6,476)
Additions in the period	—
Fair value loss and other	(38)
Balance as of March 31, 2025	$1,881
Current	$1,856
Non-current	$25

During the three months ended March 31, 2025, the Company paid $6,476 of the contingent consideration payable related to a prior period acquisition. This contingent and deferred consideration arose as part of the consideration of merchant buyouts, as well as prior year acquisitions, and is payable in cash subject to the future financial performance of the acquisitions.

10. Gain on disposal of subsidiaries and other assets, net

On February 28, 2025, the Company disposed of substantially all of the assets in its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT Payments for total consideration consisting of $1,948 cash and up to $50,000 of contingent consideration (the "Disposal"). The contingent consideration is contingent upon the achievement of certain financial performance metrics of the direct marketing payment processing business line. As of March 31, 2025, a receivable of $4,138 is recorded within contingent consideration receivable within the unaudited condensed consolidated statements of financial position, with $826 recognized as a current asset, and $3,312 as a non-current asset. The consideration for financial performance conditions will be payable in five earnout payments each due in the first quarter of the years ended December 31, 2026 to December 31, 2030.

Cash consideration	$1,948
Contingent consideration (1)	4,138
Total consideration	$6,086
Less: Assets disposed (2)	5,347
Gain on disposal of subsidiary	$739
(1)
The contingent consideration receivable arising from disposals of subsidiaries and other assets is recognized at fair value on the disposal date using a discounted cash flow methodology (a Level 3 measurement) and will be revalued each reporting period. The contingent consideration to be received is based on the future performance of the disposed business.
(2)
Assets disposed include software development costs, property, plant and equipment and goodwill.

As a result of the Disposal, the Company recognized a gain of $739 during the three months ended March 31, 2025, recorded in "(Gain) / loss on disposal of subsidiaries and other assets, net".

In connection with the Disposal, the Company also entered into a Transition Services Agreement (“TSA”) to provide KORT Payments with certain transitional services, including administrative, information technology, risk and compliance, procurement, and other corporate services for a period up to 15 months. The transition service fees earned related to the TSA are not significant.

Following the disposal of the direct marketing payment processing business line, the leased office space in California is no longer being used by the Company and is expected to be subleased. A recoverability test was performed on the remaining asset within the asset group and it was determined that the asset was not recoverable. This resulted in an impairment of the right of use asset associated with the office lease, which was determined using a discounted cash flow methodology (a Level 2 measurement). An amount of $638 has been included as part of "Impairment expense on goodwill and other assets" for the three months ended March 31, 2025.

11. Share-based Compensation

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan ("2018 Plan") for which a majority of the shares vested upon completion of the Transaction (See Note 1) and the 2021 Omnibus Incentive Plan ("2021 Plan"). The 2021 Plan serves as the successor to the 2018 Plan. The 2021 Plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. No additional awards are expected to be granted in the future under the 2018 Plan. Share based compensation expense recognized during the three months ended March 31, 2025 and 2024 under both plans was $8,141 and $9,359. As of March 31, 2025, unrecognized share-based compensation expense was $30,522.

2021 Omnibus Incentive Plan (“2021 Plan”)

As of March 31, 2025, there were 15,209,712 shares authorized for award under the 2021 Plan. Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one to three years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount.

The following table summarizes restricted stock unit activity during the three months ended March 31, 2025.

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2024	3,670,093	$18.02
Granted (1)	5,331	$18.51
Vested (2)	(105,571)	$20.63
Forfeited	(190,219)	$16.95
Performance adjustments (3)	3,040	-
Nonvested as of March 31, 2025	3,382,674	$18.09

(1)
Represents RSUs and PRSUs granted based on performance target achievement of 100%.
(2)
Represents the total number of shares vested during the period. Common shares issued, as presented within the unaudited condensed consolidated statement of shareholders' equity, are net of shares withheld for taxes. The total grant date fair value of units vested was $1,942.
(3)
Represents the adjustment to the number of PRSUs based on actual performance compared to target.

Stock options

There were no stock options granted during the three months ended March 31, 2025 and 2024. There are 166,666 stock options outstanding as of March 31, 2025, of which 111,108 are exercisable. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant. The options have a contractual ten-year life and vest annually in equal increments over three years.

Share based compensation liability (2018 Plan)

Certain employee equity-based awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco's shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and is subsequently remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense. The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

As of March 31, 2025 and December 31, 2024, the share-based compensation liability was $4,669 and $4,394, respectively, which is classified as a current or non-current liability within the unaudited condensed consolidated statements of financial position based on the expected timing of the redemption of shares. During the three months ended March 31, 2025, the liability increased by $275 related to fair value loss.

Employee Share Purchase Plan

Employees are eligible to contribute to the Company’s Employee Share Purchase Plan (the “Purchase Plan”). The Purchase Plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Under the Purchase Plan, eligible employees may designate from one percent to fifteen percent of their compensation to be withheld for the purchase of PSFE shares at the market price of the shares at the end of each one-month offering period. The Company grants restricted stock units equal to 25% of the PSFE shares that are purchased by participating employees on each purchase date (“Match RSU Award”).

The Match RSU Award cliff vests six months or one year from the last day of the offering period, subject to the employee’s continued employment at the vesting date. The fair value of the Match RSU Award is recognized on a straight-line basis over the vesting period. The maximum number of shares of common stock authorized under the Purchase Plan for participant contributions and Match RSU Awards is 2,083,333.

For the three months ended March 31, 2025, 21,341 treasury shares were reissued to employees in connection with this Purchase Plan. No treasury shares were reissued for the three months ended March 31, 2024.

Preference Shares

We have authorized 233,333,333 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

12. Share Repurchase Program

In November 2023, the Board approved a share repurchase program (the “Share Repurchase Program”), authorizing the Company to repurchase up to $50,000 of common shares outstanding. During the three months ended March 31, 2025, the Board authorized the Company to repurchase an additional $70,000 of common shares under the Share Repurchase Program. Under the Share Repurchase Program, management is authorized to purchase common shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the three months ended March 31, 2025, we repurchased 612,610 of our common shares for $9,998 at an average price of $16.32 per share. During the three months ended March 31, 2024, we repurchased 989,419 of our common shares for $14,000 at an average price of $14.15 per share, of which $2,000 was unpaid and recognized as a liability within accounts payable and other liabilities. These repurchases are recorded at cost as treasury shares within the unaudited consolidated statements of financial position and unaudited consolidated statements of shareholders' equity. As of March 31, 2025, a total of $67,081 remained available for future repurchases of our common shares under our Share Repurchase Program.

13. Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•
Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,
•
Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and
•
Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value as of March 31, 2025 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	-	-	4,138
Derivative financial assets	-	150	-
	$-	$150	$4,138
Financial liabilities measured at fair value:
Derivative financial liabilities	-	224	-
Warrant liabilities (1)	835	-	-
Liability for share-based compensation (2)	-	-	4,669
	$835	$224	$4,669

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2024 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	-	5,502	-
	$-	$5,502	$-
Financial liabilities measured at fair value:
Warrant liabilities (1)	1,401	-	-
Liability for share-based compensation (2)	-	-	4,394
	$1,401	$-	$4,394

(1)
The Warrants represent the right to purchase one share of the Company’s common shares at a price of $138.00 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption. As of March 31, 2025 and December 31, 2024, 53,900,329 warrants were outstanding, all of which were considered public warrants.
(2)
As of March 31, 2025 and December 31, 2024, the liability for share-based compensation relates to the share-based compensation awards modified in connection with the Transaction as the performance awards were settled (Note 11).

There were no transfers between levels during the three months ended March 31, 2025 and 2024. A reconciliation of the movements in level 3 financial instruments in the period are described in Note 10 and 11. The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments are set out in the table below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration receivable	Discounted cashflow	Discount rate of 17.5%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, prepaid expenses and other assets, accounts payable and accrued expenses, and liabilities to customers and merchants approximate fair value given the short-term nature of these items. As of March 31, 2025, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.

14. Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $2,148 as of March 31, 2025 and $1,370 as of December 31, 2024 related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s unaudited condensed consolidated statements of financial position.

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited was filed, naming among others the Company, our former Chief Executive Officer, and our former Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleges that the Company and individual defendants made false and misleading statements to the market. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants misled the public. On January 21, 2022, a related complaint was brought in the Southern District of New York, which named additional defendants. In May 2022, the securities cases were consolidated and was captioned In re: Paysafe f/k/a Foley Trasimene Acquisition Corp. II, Securities Litigation.

On May 15, 2024, a Consolidated Amended Complaint was filed, which complaints sought unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020, and November 10, 2021. The Company has vigorously defended itself against the foregoing complaint, including filing a motion to dismiss the Consolidated Amended Complaint on July 15, 2024. On March 31, 2025, the Southern District of New York dismissed the complaint giving Plaintiffs leave to file an amended complaint by April 21, 2025 or an appeal of the Southern District's decision by April 30, 2025. Plaintiffs did not file an amended complaint or appeal in advance of this deadline. At this time, the complaint is dismissed.

A related class action complaint, Farzad v. Trasimene Capital FT et. al. was filed in the Chancery Court of Delaware on February 16, 2023. This compliant was brought on behalf of former holders of FTAC common stock and asserts breaches of fiduciary duties of certain FTAC Board of Directors and / or Officers in connection with the SPAC Merger. Plaintiffs alleged that those shareholders’ Redemption Rights were impaired due to Defendants' alleged misstatements and omissions about Paysafe's business metrics and financial prospects in connection with the Merger which allegedly caused damage to the shareholders. Paysafe (or any Paysafe entity) is not a named defendant, but defendants have sought indemnity from Paysafe and Paysafe has accepted that indemnity based upon obligations per the SPAC Agreement. The Company cannot reasonably estimate any loss or range of loss that may arise related to these proceedings, which could be material.

The Company vigorously defends its position on all open cases. While the Company considers a material outflow for any one individual case, unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company's consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our Merchant Solutions segment, the Company is exposed to potential losses from merchant-related liabilities, including chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an accrual for current expected credit losses on financial guarantees as of March 31, 2025 and December 31, 2024 (See Note 6).

As of March 31, 2025 and December 31, 2024, $5,690 of cash held in reserve at a partner bank for certain merchant chargebacks, fees and other liabilities is presented within "Prepaid expenses and other current assets" in the unaudited condensed consolidated statements of financial position. This reserve is restricted in use until it is replaced with a letter of credit or the related merchant agreement is terminated. During the three months ended March 31, 2024, $6,510 was returned to the Company upon obtaining a letter of credit. These cash flows are presented as an investing activity within the unaudited condensed consolidated statements of cash flows.

15. Other income, net

A summary of the amounts recorded in Other income, net is as follows:

	For the three months ended March 31,
	2025	2024
Foreign exchange gain	$14	$5,193
Fair value loss on contingent consideration	—	(114)
(Loss) / gain on derivative instruments (1)	(851)	3,201
Fair value gain / (loss) on warrant liability (2)	566	(275)
Gain on debt repurchases (3)	—	576
Other (4)	1,094	3,774
Other income, net	$823	$12,355

(1)
In the three months ended March 31, 2025 and 2024 the Company entered into additional derivative financial instrument arrangements to mitigate interest risk on its variable-rate debt (See Note 8).
(2)
The Company accounts for warrants as derivative liabilities. The warrants were initially recorded at fair value based on the public warrants listed trading price and are subsequently remeasured at the balance sheet date with the changes in fair value recognized in the unaudited condensed consolidated statements of comprehensive loss (See Note 13).

(3)
Relates to gain on repurchases of the Company's debt (See Note 7).
(4)
Mainly relates to the release of certain provisions, offset by certain banking fees.

16. Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”). Our operating segments are: Merchant Solutions, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Wallets, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and also enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers under the paysafecard and Paysafecash brands. These two operating segments, which are also reportable segments, as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment and are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

The CODM evaluates performance and allocates resources based on Segment Adjusted EBITDA of each operating segment. The CODM believes Segment Adjusted EBITDA to be a useful profitability measure to assess the performance of our business and to improve the comparability of operating results across reporting periods. The CODM uses the segment measure to analyze the actual performance of each segment against annual budgets, comparable prior reporting periods and against internal forecasts on a quarterly basis and when making decisions about the allocation of capital and other internal resources to the segments.

Segment Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs and excludes the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. The significant segment expenses included within each segment’s Adjusted EBITDA are included in the following tables.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The information below summarizes revenue and Segment Adjusted EBITDA for the three months ended March 31, 2025:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$212,974	$182,507	$395,481
Interest Revenue	459	5,060	5,519
Intersegment revenue (1)	4,353	—	4,353
	$217,786	$187,567	$405,353
Elimination of intersegment revenue (1)			$(4,353)
Total consolidated revenues			$401,000
Less:
Cost of services (excluding depreciation and amortization) (1)	$125,063	$53,471
Selling, general and administrative (2)	$63,277	$51,552
Segment Adjusted EBITDA	$29,446	$82,544	$111,990

The information below summarizes revenue and Segment Adjusted EBITDA for the three months ended March 31, 2024:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$226,667	$181,596	$408,263
Interest revenue	618	8,857	9,475
Intersegment revenue (1)	4,113	4	4,117
	$231,398	$190,457	$421,855
Elimination of intersegment revenue (1)			$(4,117)
Total consolidated revenues			$417,738
Less:
Cost of services (excluding depreciation and amortization) (1)	$121,494	$52,996
Selling, general and administrative (2)	$60,726	$54,187
Segment Adjusted EBITDA	$49,178	$83,274	$132,452

A reconciliation of total segments Adjusted EBITDA to the Company’s income before taxes is as follows:

	For the three months ended March 31,
	2025	2024
Segments Adjusted EBITDA	$111,990	$132,452
Unallocated corporate costs (3)	(16,820)	(20,536)
Depreciation and amortization	(68,269)	(68,310)
Share-based compensation	(8,141)	(9,359)
Restructuring and other costs	(7,785)	(452)
Impairment expense on goodwill and other assets	(1,282)	(653)
Other income, net	823	12,355
Gain / (loss) on disposal of subsidiaries and other assets, net	626	(177)
Interest expense, net	(33,673)	(34,965)
(Loss) / income before taxes	$(22,531)	$10,355

(1)
Intersegment revenue and related eliminations are primarily for credit card transactions and deposits between segments
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Adjusted EBITDA.
(3)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company. These costs are presented within "Selling, General and Administrative" expense in the unaudited condensed consolidated statements of comprehensive loss.

17. Restructuring activities

A summary and description of the amounts included within Restructuring and other costs for each of the periods presented is included below. We do not include Restructuring and others costs within Segment Adjusted EBITDA (as defined in Note 16).

	For the three months ended March 31,
	2025	2024
Transaction related costs (1)	$359	$15
Restructuring (2)	3,510	176
Other (3)	3,916	261
Restructuring and other costs	$7,785	$452

(1)
For the three months ended March 31, 2025, transaction costs relate to the disposal of the direct marketing payment processing business line mainly related to legal fees.
(2)
For the three months ended March 31, 2025, restructuring mainly relates to costs incurred on transformation projects to improve merchant platforms as well as finance and risk processes. These transformation projects are expected to complete by 2027. For the three months ended March 31, 2024, restructuring mainly relates to relocation costs.
(3)
Other costs mainly relate to the securities litigation against the Company and indemnities provided by the Company in the related class action lawsuit (See Note 14).

In addition, in the first quarter of 2025, the Company initiated a workforce reduction in connection with cost reduction initiatives and to improve organizational efficiency. This severance expense is recorded in "Selling, general and administrative" within the unaudited consolidated condensed statement of comprehensive loss. The total amount of severance recorded by segment in each of the periods presented is as follows:

	For the three months ended March 31,
	2025	2024
Digital Wallets	$2,185	$1,506
Merchant Solutions	2,239	1,228
Unallocated corporate costs	1,146	173
Total severance expense - selling, general and administrative (1)	$5,570	$2,907

(1)
As of March 31, 2025 and December 31, 2024, the severance liability was $983 and $417, respectively.

18. Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our unaudited condensed consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

During 2022, the Company entered into a lease with the affiliate of one of our directors. The balance of the right of use asset and lease liability as of March 31, 2025 was $2,111 and $2,453, respectively. The balance of the right of use asset and lease liability as of December 31, 2024 was $2,257 and $2,634, respectively. In September 2021, we also entered into a ten-year license and risk management agreement with this same affiliate to provide data license and risk management solution services to the Company.

19. Subsequent events

Subsequent to March 31, 2025, the Company repurchased 692,922 common shares for a total of $9,986 at an average price of $14.41 per share.

Following the dismissal of the Consolidated Amended Complaint by the Southern District of New York on March 31, 2025, plaintiffs were granted until April 21, 2025, to file an amended complaint or until April 30, 2025, to appeal the Southern District's decision. No amended complaint or appeal was filed within these deadlines. As a result, the complaint was dismissed (See Note 14).

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 6-K, with our audited consolidated financial statements and the notes thereto included in our report filed on Form 20-F on March 4, 2025 (the “2024 Annual Report”), and with the information under the heading “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refers to Paysafe Limited. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified below and those identified in the section entitled “Item 3.D. Risk Factors” of our 2024 Annual Report.

•
Our ability to effectively compete in large entertainment verticals;
•
our ability to successfully acquire and integrate new operations;
•
complex and changing regulatory requirements;
•
our ability to maintain and develop relationships with banks, payment card networks and financial institutions;
•
our ability to prevent and manage cybersecurity attacks;
•
market and global conditions and economic factors beyond our control, including foreign currency risks, inflation and rising interest rates;
•
significant competition and competitive pressures from other companies worldwide in the industries in which we operate;
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our ability to raise financing in the future;
•
our substantial level of indebtedness and
•
litigation and the ability to adequately protect our intellectual property rights.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Our Company

Paysafe is a leading, global pioneer in digital commerce with over $40 billion in volume processed during the three months ended March 31, 2025 and $36 billion processed during the three months ended March 31, 2024 generating $401,000 and $417,738 in revenue for the three months ended March 31, 2025 and 2024, respectively. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower millions of active users in more than 120 countries to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide Digital Wallets solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as Merchant Solutions for small and mid-sized businesses ("SMBs") and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force who builds and develops relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as independent software vendors ("ISVs") and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital and point of sale commerce solutions to different end markets: our Merchant Solutions Segment and our Digital Wallets Segment.

Merchant Solutions: Merchant Solutions is marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallets: Our Digital Wallets is marketed under multiple brand names including the NETELLER, Skrill, paysafecard, Paysafecash, SafetyPay, PagoEfectivo, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. The paysafecard and Paysafecash brands provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. SafetyPay, is a platform that enables eCommerce transactions in Latin American countries, and PagoEfectivo is the leading alternative payment platform and brand in Peru.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” included in our 2024 Annual Report.

Pillar Two

Work is currently being undertaken by the OECD on potential future recommendations related to the challenges arising from the digitalization of the global economy, specifically relating to reform of the international allocation of taxing rights (“Pillar One”) and a system ensuring a minimum level of tax for multinational enterprises (“Pillar Two”).

On December 12, 2022, the European Union (EU) Member States agreed in principle on the introduction of a global minimum tax rate of 15%. On December 15, 2022, the written procedure for formal adoption of a directive was signed, and transposed into the national law of EU Member States with effectiveness beginning January 1, 2024. The application of the minimum tax rate did not have a material impact on the Company’s consolidated financial statements.

Separately, on July 11, 2023, the UK enacted into domestic law measures to apply a top-up tax on subsidiary profits taxed at an effective rate of less than 15% for accounting periods beginning on or after December 31, 2023. The UK tax authority has confirmed that the commencement date will not be earlier than accounting periods beginning on or after December 31, 2024.

A number of jurisdictions which have a statutory tax rate below the global minimum tax rate of 15% have introduced legislation for qualifying domestic minimum top-up tax (“QDMTT”) which increases the domestic tax rate to 15% for entities that are part of a multinational enterprise. The Company has provided for estimated top-up tax for territories where the QDMTT is in effect.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending.

During the three months ended March 31, 2025, the United States government has announced the imposition of tariffs on certain imported goods. While we do not expect significant impacts due to our service-oriented business model, there may be an increase in the cost of point of sale terminals, depending on where they are sourced. In addition, our merchant base in the US may experience a decline in their own revenues and transaction volumes as a result of tariffs. We are actively monitoring these market conditions, as they may adversely impact our operations and financial results.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our unaudited condensed consolidated statements of comprehensive income / loss in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the three months ended March 31, 2025, our Digital Wallets segment was impacted by unfavorable foreign exchange.

Recent Company Initiatives and Events

Recent events

On February 11, 2025, the Company announced a definitive agreement to sell substantially all assets related to its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT Payments. The business primarily consists of direct marketing and other card-not-present volume in both complex and traditional industry verticals within the Merchant Solutions segment. The transaction includes reseller and merchant contracts, as well as dedicated technology and employees related to the business. The consideration for the transaction consists of $1,948 cash and up to a total of $50,000 in annual earnout payments over the next five years. The transaction closed on February 28, 2025 upon finalizing certain transition services-related items.

In November 2023, our Board approved a share repurchase program (the “Share Repurchase Program”), authorizing us to repurchase up to $50,000 of our common shares. During the three months ended March 31, 2025, the Board authorized the Company to repurchase an additional $70,000 of common shares under the Share Repurchase Program. We expect to fund future repurchases through a combination of cash on hand, cash generated by operations and future financing transactions, if appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the three months ended March 31, 2025, the Company repurchased 612,610 shares under the Share Repurchase Program for a total amount of $9,998.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

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For Merchant Solutions: Credit card and debit card transactions
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For Digital Wallets: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, pre-paid Mastercard payments, and vouchers redeemed on merchant websites

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the three months ended March 31, 2025 and 2024:

	For the three months ended March 31, 2025
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$34,275	$5,946	$(370)	$39,851
Take Rate	0.6%	3.2%	1.2%	1.0%

	For the three months ended March 31, 2024
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$30,787	$5,675	$(340)	$36,122
Take Rate	0.8%	3.4%	1.2%	1.2%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$3,488	$271	$(30)	$3,729
Take Rate	(0.2)%	(0.2)%	0.0%	(0.2)%

(1)
Volumes for the year ended March 31, 2025 and 2024 exclude embedded finance related volumes of less than $0.1 billion and $0.1 billion, respectively

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Form 6-K because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business. Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. Segment Adjusted EBITDA is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

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It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
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It does not reflect changes in, or cash requirements for, our working capital needs;
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It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;
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It does not reflect income tax payments we are required to make;
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Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
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Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Three months ended March 31, 2025 compared to three months ended March 31, 2024

The following table sets forth our results of operations for the three months ended March 31, 2025 and 2024:

	For the three months ended March 31,		Variance (1)
(U.S. dollars in thousands)	2025	2024	$	%
Revenue	$401,000	$417,738	$(16,738)	(4.0)%
Cost of services (excluding depreciation and amortization)	174,181	170,373	3,808	2.2%
Selling, general and administrative	139,790	144,808	(5,018)	(3.5)%
Depreciation and amortization	68,269	68,310	(41)	(0.1)%
Impairment expense on goodwill and other assets	1,282	653	629	96.3%
Restructuring and other costs	7,785	452	7,333	n/m
(Gain) / loss on disposal of subsidiaries and other assets, net	(626)	177	(803)	n/m
Operating income	10,319	32,965	(22,646)	(68.7)%
Other income, net	823	12,355	(11,532)	(93.3)%
Interest expense, net	(33,673)	(34,965)	1,292	(3.7)%
(Loss) / income before taxes	(22,531)	10,355	(32,886)	(317.6)%
Income tax (benefit) / expense	(3,059)	7,299	(10,358)	(141.9)%
Net (loss) / income	$(19,472)	$3,056	$(22,528)	(737.2)%

(1)
n/m - not a meaningful percentage

Revenue

Revenue decreased $16,738, or 4.0%, to $401,000 for the three months ended March 31, 2025 from $417,738 for the three months ended March 31, 2024. This decrease is largely attributable to a decrease of $13,612, or 5.9% in our Merchant Solutions segment mainly due to the sale of the direct marketing payment processing business line offset partially by an increase in revenue due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities. There was also a decrease of $2,890, or 1.5% in our Digital Wallets segment primarily due to a decrease in interest revenue received as well as the impact of unfavorable foreign exchange rates.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $3,808, or 2.2%, to $174,181 for the three months ended March 31, 2025 from $170,373 for the three months ended March 31, 2024. The increase is largely attributable to an increase of $3,569 or 2.9% in our Merchant Solutions segments due to growth in lower margin verticals and an increase in our Digital Wallets segment of $475 or 0.9% mainly due to growth in lower margin verticals offset by the impact of favorable foreign exchange rates.

Selling, general and administrative

Selling, general and administrative expenses decreased $5,018, or 3.5%, to $139,790 for the three months ended March 31, 2025 from $144,808 for the three months ended March 31, 2024. This decrease is primarily driven by a decrease in credit losses of $2,344 primarily due to the sale of the direct marketing payment processing business line, a decrease in performance based compensation of $3,790, a decrease in legal and professional fees of $2,123 due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year, and a decrease in shared based compensation of $1,218 due to awards that vested after March 31, 2024, offset by new annual grants and an increase in severance costs of $2,663.

Depreciation and amortization

Depreciation and amortization has remained flat at $68,269 for the three months ended March 31, 2025 compared to $68,310 for the three months ended March 31, 2024.

Impairment expense on goodwill and other assets

Impairment expense on goodwill and other assets increased by $629, to $1,282 for the three months ended March 31, 2025 from $653 for the three months ended March 31, 2024. Impairment expense on goodwill and other assets is mainly related to a $638 impairment of a right of use asset for a leased office space following the disposal of the direct marketing payment processing business line, as well as impairment of software development costs.

Restructuring and other costs

Restructuring and other costs increased by $7,333, to $7,785 for the three months ended March 31, 2025 from $452 for the three months ended March 31, 2024. The increase was primarily driven by higher transformation costs of $3,510 associated with projects to improve merchant platforms as well as finance and risk processes, as well as increased legal fees related to the securities litigation against the Company and indemnities provided by the Company in a related class action lawsuit of $3,883.

(Gain) / loss on disposal of subsidiaries and other assets, net

Gain on disposal of subsidiaries and other assets, net was $626 for the three months ended March 31, 2025 compared to a loss of $177 for the three months ended March 31, 2024. The increase related to the disposal of the direct marketing payment processing business within the Merchant Solutions segment.

Other income, net

Other income, net decreased by $11,532, or 93.3%, to $823 for the three months ended March 31, 2025 from $12,355 for the three months ended March 31, 2024. The decrease was primarily driven by lower gains on foreign exchange due to the strengthening of the Euro, a fair value loss on derivative instruments of $851 compared to a gain in the prior year of $3,201 due to a decrease in forecasted interest rates, and a decrease in other gains of $2,680 mainly due to a release of a goods and services tax provision of $3,916 due to the statute of limitations.

Interest expense, net

Interest expense, net decreased by $1,292, or 3.7%, to $33,673 for the three months ended March 31, 2025 from $34,965 for the three months ended March 31, 2024. The decrease in interest expense, net was primarily due to the benefit of debt repurchases subsequent to March 31, 2024.

Income tax expense

The income tax benefit was $3,059 for the three months ended March 31, 2025 compared to an income tax expense of $7,299 for the three months ended March 31, 2024. The change in the effective tax rate in 2025 compared to 2024 primarily arises as a result of movements in our valuation allowance related to the recoverability of our deferred tax assets on restricted interest carryforwards.

Net (loss) / income

The Company had a net loss of $19,472 for the three months ended March 31, 2025 compared to a net income of $3,056 for the three months ended March 31, 2024. The net loss was largely driven by a decrease in revenue, an increase in cost of sales and an increase in restructuring and other costs, offset partially by a decrease in selling, general and administrative expenses. A decrease in other income, net as described above, also contributed to the increase in net loss, offset partially by an income tax benefit in the current period compared to an expense in the prior year, as well as a decrease in interest expense, net.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $16,746, or 15.0%, to $95,170 for the three months ended March 31, 2025 from $111,916 for the three months ended March 31, 2024. This decrease was primarily driven by decreased revenue of $16,738 along with increased cost of services of $3,808, offset partially by a decrease in selling, general and administrative expenses (excluding share based compensation) of $1,218, as described above.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the three months ended March 31, 2025 and 2024:

	For the three months ended March 31,
(U.S. dollars in thousands)	2025	2024
Net (loss) / income	$(19,472)	$3,056
Income tax (benefit) / expense	(3,059)	7,299
Interest expense, net	33,673	34,965
Depreciation and amortization	68,269	68,310
Share-based compensation	8,141	9,359
Impairment expense on goodwill and other assets	1,282	653
Restructuring and other costs (1)	7,785	452
(Gain) / loss on disposal of subsidiaries and other assets, net	(626)	177
Other income, net (2)	(823)	(12,355)
Adjusted EBITDA	$95,170	$111,916

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity and restructuring costs. For the three months ended March 31, 2025, restructuring costs amounted to $3,510, consisting of transformation costs associated with projects to improve merchant platforms as well as finance and risk processes, and other costs amounted to $4,275 primarily consisting of legal costs. For the three months ended March 31, 2024, restructuring amounted to $176 and other costs amounted to $276.
(2)
As noted above, other income, net, consists of foreign exchange gains and losses, fair value movement in contingent consideration receivable, gains on debt repurchases, fair value movement in derivative instruments, fair value movement in warrant liabilities and other. For the three months ended March 31, 2025, other income, net includes a fair value gain on warrants of $566, a gain on foreign exchange of $14 and other gains of $1,094 consisting mainly of the receipt of a relocation grant. This was offset partially by a fair value loss on derivative instruments of $851. For the three months ended March 31, 2024, other income, net includes gain on foreign exchange of $5,193, a gain on derivative instruments of $3,201, gains on debt repurchases of $576 and other gains of $3,774 consisting mainly of the release of a goods and services tax provision due to the statute of limitations. This was offset by a fair value loss on contingent consideration of $114 and a fair value loss on warrant liabilities of $275.

Analysis by Segment

We operate in two operating segments: Merchant Solutions and Digital Wallets. Our reportable segments are the same as our operating segments. Segment Adjusted EBITDA is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Segment Adjusted EBITDA includes the revenues of the segment less operating expenses that are directly related to those revenues and an allocation of shared costs and excludes the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net.

The Company allocates shared costs to the two segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

Three months ended March 31, 2025 compared to three months ended March 31, 2024

Merchant Solutions

The following table presents our results for the Merchant Solutions operating segment for the three months ended March 31, 2025:

	For the three months ended March 31,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	$217,786	231,398	(13,612)	-6%
Cost of sales (excluding depreciation and amortization) (1)	125,063	121,494	3,569	3%
Selling, general and administrative (2)	63,277	60,726	2,551	4%
Segment Adjusted EBITDA	$29,446	$49,178	$(19,732)	-40%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

The commentary included below exclude amounts that are outside of our definition of Segment Adjusted EBITDA. Refer to the commentary of these amounts under “Results of Operations”.

Revenue decreased by $13,612, or 6%, to $217,786 for the three months ended March 31, 2025 from $231,398 for the three months ended March 31, 2024. This decrease was mainly due to the disposal of the direct marketing payment processing business line, partially offset by an increase in revenue due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities.

Cost of services (excluding depreciation and amortization) increased by $3,569 or 3% to 125,063 for the three months ended March 31, 2025 from $121,494 for the three months ended March 31, 2024. This increase is due to a growth in lower margin verticals.

Selling, general and administrative increased by $2,551, or 4%, to 63,277 for the three months ended March 31, 2025 from $60,726 for the three months ended March 31, 2024. This increase is due to an increase in personnel costs of $4,499 primarily related to increased headcount to expand our sales capabilities, as well as increased severance costs, and an increase in advertising and promotion costs of $3,021. The increase is offset partially by a decrease in legal and professional fees of $2,648 due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year, and a decrease in credit losses of $3,420 due to the sale of the direct marketing payment processing business line.

Segment Adjusted EBITDA decreased by $19,732, or 40%, to $29,446 for the three months ended March 31, 2025 from $49,178 for the three months ended March 31, 2024, due to variances explained above.

Digital Wallets

The following table presents our results for the Digital Wallets operating segment for the three months ended March 31, 2025:

	Three months ended March 31,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	$187,567	190,457	(2,890)	-2%
Cost of sales (excluding depreciation and amortization) (1)	53,471	52,996	475	1%
Selling, general and administrative (2)	51,552	54,187	(2,635)	-5%
Segment Adjusted EBITDA	$82,544	$83,274	$(730)	-1%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

Revenue decreased by $2,890, or 2%, to $187,567 for the three months ended March 31, 2025 from $190,457 for the three months ended March 31, 2024. This decrease was primarily due to a decrease in interest revenue and the impact of unfavorable foreign exchange rates.

Cost of sales increased by $475, or 1%, to 53,471 for the three months ended March 31, 2025 from $52,996 for the three months ended March 31, 2024. The increase is due to growth in lower margin verticals offset by impact of favorable foreign exchange rates.

Selling, general and administrative decreased by $2,635, or 5%, to $51,552 for the three months ended March 31, 2025 from $54,187 for the three months ended March 31, 2024. The decrease is due to a decrease in personnel costs of $2,043 driven by a reduced headcount offset partially by an increase in severance costs, a decrease in advertising and promotion costs of $2,354, offset partially by an increase in credit losses of $1,075 due to increased settlement receivables.

Segment Adjusted EBITDA decreased by $730, or 1%, to $82,544 for the three months ended March 31, 2025 from $83,274 for the three months ended March 31, 2024, due to variances explained above.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our gaming operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallets businesses experience increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to the portion of our borrowings that are subject to variable interest rates, as well as investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps or caps. Interest rate swaps convert floating rates to fixed, and interest rate caps limit the potential impact of rising interest rates.

As of March 31, 2025, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $12.9 million unfavorable impact and a decrease of 100 basis points would result in a $12.9 million favorable impact on annualized net loss. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2024, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $12.6 million unfavorable impact and a decrease of 100 basis points would result in a $12.6 million favorable impact. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Peruvian Soles, Canadian Dollar, and Swiss Franc. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Great British Pounds, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations. Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of March 31, 2025, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $8.3 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

As of December 31, 2024, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $21.5 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Group’s Treasury function with oversight from the Group Safeguarding and Treasury Committee ("STC").

Settlement receivables primarily relate to receivables from third party payment institutions , as well as receivables from distribution partners arising in our Digital Wallets business. These receivables are closely monitored on an ongoing basis. The Digital Wallets business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of March 31, 2025 was $91,638. As of December 31, 2024 we had drawn down $90,713 on our revolving credit facility.

As of March 31, 2025, and December 31, 2024, the total principal amount of our external borrowings was $2,411,338 and $2,390,689. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during December 31, 2024 and for the three months ended March 31, 2025.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of March 31, 2025, and December 31, 2024, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of March 31, 2025 and December 31, 2024, we had $234,339 and $216,683 in cash and cash equivalents. Furthermore, we had $213,362 available under our Revolving Credit Facility as of March 31, 2025. We had $214,287 available under our Revolving Credit Facility as of December 31, 2024.

In addition to our cash and cash equivalents on our unaudited condensed consolidated statements of financial position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Share Repurchase Program

For further discussion regarding our Share Repurchase Program, refer to Note 12, Share Repurchase Program, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

Debt

For further discussion regarding our debt facilities, refer to Note 7, Debt, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

As market conditions warrant, we and/or certain equity holders, Blackstone, CVC and/or our respective affiliates, may from time to time seek to repurchase securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases may be funded by existing cash or by incurring new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction, where relevant, in the trading liquidity of that debt. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which may be material, and result in related adverse tax consequences to us.

Cash Flow

Operating Activities

Net cash flows provided by (used in) operating activities mainly consists of our net income / loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; share-based compensation expense; other (expense)/income, net; impairment expense on goodwill and intangible assets; allowance for credit losses; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net, prepaid expenses, other current assets, accounts payable, other liabilities, and income tax receivable / payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net and accounts payable.

Net cash flows from operating activities decreased by $6,356 to $52,479 for the three months ended March 31, 2025 from $58,835 for the three months ended March 31, 2024. The key reason for the decrease is due to a decrease in revenue, lower realized foreign exchange gains and increased restructuring and other costs, offset partially by lower interest paid, a decrease in outflows from working capital, and lower taxes paid.

For the three months ended March 31, 2025 net cash flows used in operating activities of $52,479 primarily consists of a net loss of $19,472, adjusted for non-cash items of $77,029, largely driven by depreciation and amortization of $68,665, share-based compensation of $8,141, interest expense, net of $7,767, allowance for credit losses of $7,571, and impairment on goodwill and other assets of $1,282, offset partially by a deferred tax benefit of $12,129 and unrealized foreign exchange gains of $5,169. This was partially offset by net cash outflows of $5,078 from working capital.

For the three months ended March 31, 2024 net cash flows used in operating activities of $58,835 primarily consists of a net income of $3,056, adjusted for non-cash items of $84,927, largely driven by depreciation and amortization of $68,581, share-based compensation of $9,359 and allowance for credit losses of $11,739, offset by other income, net of $7,162. This was partially offset by net cash outflows of $29,148 from working capital.

Investing Activities

Net cash used in investing activities increased $10,068 to $23,893 for the three months ended March 31, 2025 from $13,825 for the three months ended March 31, 2024. This increase is primarily attributed to an increase in other intangible asset expenditures, as well as inflow from merchant reserves in the prior period of $6,510. This was offset partially by a cash inflow of $1,948 associated with the sale of the direct marketing payment processing business line.

Financing Activities

Net cash used in financing activities increased $34,698 to $177,074 for the three months ended March 31, 2025 from $142,376 for the three months ended March 31, 2024. The increase primarily resulted from an increase in the outflow of the movement in settlement funds – merchant and customers, net, as well as lower net outflows related to loans and borrowings.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our Consolidated Statements of Financial Position, in customer accounts and other restricted cash, net which is presented as part of cash, cash equivalents, customer accounts and other restricted cash, net as reported in the Consolidated Statements of Cash Flows.

The Company also has a corresponding liability to its customers recognized in our Consolidated Statements of Financial Position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented net within financing activities (collectively "Settlement funds - merchant and customer, net"). The current year outflow in Settlement funds - merchant and customers, net is consistent with the decline in customer accounts and other restricted cash, net.

Borrowings and repayments on all facilities were $197,000 and $223,839, respectively, for the three months ended March 31, 2025 and 275,242 and $258,759, respectively for the three months ended March 31, 2024. Repurchases of borrowings for the three months ended March 31, 2025 and 2024 were $0 and $30,545, respectively.

We believe that our current level of cash and borrowing capacity under debt facilities, together with future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the financial statements included elsewhere in this Report.

Critical Accounting Estimates

There have been no material changes in our critical accounting estimates during the three months ended March 31, 2025. A detailed discussion of our critical accounting estimates is included within our 2024 Annual Report.